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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 23285 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2018 ENDING December 31, 2018

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
Hunter, Keith, Marshall & Co., Incorporated

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1430 Broadway 14th Floor NE
(No. and Street)

New York (City) — New York (State) — 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry C. Marshall — 212-736-6140
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G.R.Reid Associates, LLP
(Name – if individual, state last, first, middle name)

7600 Jericho Turnpike (Address) — Woodbury (City) — NY (State) — 11797 (Zip Code)

CHECK ONE
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (06-02)

**Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**

RMS

# OATH OR AFFIRMATION

I, Henry C. Marshall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Hunter, Keith, Marshall & Co., Incorporated

, as of

December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Henry C Marshall Jr.
Signature

Principal
Title

Notary Public

CHRISTIAN RAMOS
NOTARY PUBLIC STATE OF NEW YORK
NEW YORK COUNTY
LIC. # 01RA6364074
COMM. EXP. 5 Sep 2021

This Report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# HUNTER, KEITH, MARSHALL & CO., INCORPORATED

## REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

## REPORT ON INTERNAL CONTROL

## YEAR ENDED DECEMBER 31, 2018

GR REID
ASSOCIATES, LLP
. . . responsive, reliable, resourceful, financial advisement

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTING FIRM

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Hunter Keith Marshall & Co. Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Hunter Keith Marshall & Co. Inc. as of December 31, 2018, the related statements of operations, changes in shareholders equity, and cash flows for the year then ended, and the related notes supplemental information. (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hunter Keith Marshall & Co. Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Hunter Keith Marshall & Co. Inc.'s management. Our responsibility is to express an opinion on Hunter Keith Marshall & Co. Inc. financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hunter Keith Marshall & Co. Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The Computation of Net Capital under Rule 15c-3-1 Schedule 1, has been subjected to audit procedures performed in conjunction with the audit of Hunter Keith Marshall & Co. Inc.'s financial statements. The supplemental information is the responsibility of Hunter Keith Marshall & Co. Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, , The Computation of Net Capital under Rule 15c-3-1 Schedule 1, is fairly stated, in all material respects, in relation to the financial statements as a whole.

*G.R. Reid Associates, LLP*

**We have served as Hunter Keith Marshall & Co. Inc.'s auditor since 2014.**

**Woodbury, New York**

**March 24, 2019**

*HUNTER, KEITH, MARSHALL & CO., INCORPORATED*

*FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION*
*YEAR ENDED DECEMBER 31, 2018*

---

**TABLE OF CONTENTS** **PAGE**

## HUNTER, KEITH, MARSHALL & CO., INCORPORATED

***STATEMENT OF FINANCIAL CONDITION***
***DECEMBER 31, 2018***

### ASSETS

| | | |
|---|---|---|
| Accounts receivable | $ | 337 |
| Furniture, fixtures and equipment at cost, less accumulated depreciation of $69,597 | | 388 |
| Other assets | | 7,950 |
| | $ | 8,675 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Accrued expenses | $ | 8,560 |
| Cash over draft | | 8,650 |
| | | 17,210 |
| Stockholders' equity | | |
| Common stock, $10 par value; 3,000 shares authorized, 1,000 shares issued and outstanding | | 10,000 |
| Additional paid-in-capital | | 567,188 |
| Retained earnings (deficit) | | (585,723) |
| | | (8,535) |
| | $ | 8,675 |

See notes to financial statements

## HUNTER, KEITH, MARSHALL & CO., INCORPORATED

***STATEMENT OF OPERATIONS***
***FOR THE YEAR ENDED DECEMBER 31, 2018***

| | |
|---|---|
| ***REVENUES*** | |
| Fee revenues | $ 142 |
| | 142 |
| ***EXPENSES*** | |
| Occupancy | 21,600 |
| Communications | 3,931 |
| Professional fees | 9,046 |
| Interest expense | 1,065 |
| Travel and entertainment | 1,625 |
| Other operating expenses | 9,867 |
| ***TOTAL EXPENSES*** | 47,134 |
| ***NET LOSS BEFORE PROVISION FOR INCOME TAXES*** | (46,992) |
| ***PROVISION FOR INCOME TAXES*** | 50 |
| ***NET LOSS*** | $ (47,042) |

*See notes to financial statements*

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

## *STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY*
## *FOR THE YEAR ENDED DECEMBER 31, 2018*

| | Common Stock | Additional Paid-in Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|
| **Balance - Beginning** | $ 10,000 | $ 545,999 | $ (538,681) | 17,318 |
| *Contributions* | - | 21,189 | - | 21,189 |
| *Net loss* | - | - | (47,042) | (47,042) |
| **Balance - End** | $ 10,000 | $ 567,188 | $ (585,723) | $ (8,535) |

*See notes to financial statements*

# HUNTER, KEITH, MARSHALL & CO., INCORPORATED

## *STATEMENT OF CASH FLOWS*
## *FOR THE YEAR ENDED DECEMBER 31, 2018*

| | |
|---|---|
| ***Cash flows from operating activities*** | |
| Net loss | $ (47,042) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities: | |
| Depreciation | 456 |
| **Changes in operating asset and liabilities** | |
| Accounts receivable | (337) |
| Loans from shareholders | 669 |
| Accrued expenses | 8,475 |
| Total adjustments | 9,263 |
| ***Net cash (used in) operating activities*** | (37,779) |
| ***Cash flows from financing activities*** | |
| Capital Contributions from shareholders | 21,189 |
| ***Net cash provided by financing activities*** | 21,189 |
| ***NET CHANGE IN CASH*** | (16,590) |
| ***CASH- BEGINNING OF YEAR*** | 7,940 |
| ***CASH - END OF YEAR*** | $ (8,650) |

| | |
|---|---|
| **Supplemental disclosures of cash flow information:** | |
| Cash paid during the year for: | |
| Interest expense | $ 1,065 |
| Income tax | $ 50 |

## 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

### ORGANIZATION

Hunter, Keith, Marshall & Co., Incorporated (the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) and does not carry or hold securities for customer accounts. There are no liabilities subordinated to claims of general creditors during the year ended December 31, 2018

### SIGNIFICANT CREDIT RISK AND ESTIMATES

The Company as a non-clearing broker does not handle any customer funds or securities.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

**SIGNIFICANT CREDIT RISK AND ESTIMATES (CONTINUED)**

**Advisory**

The Company's principal source of revenue is advisory fees earned on corporate financing transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities (deferred revenue in the accompanying statement of financial condition).

**DEPRECIATION**

Depreciation of furniture, fixtures and equipment is provided over the estimated useful lives of the respective assets (five to seven years) using accelerated methods.

**2- GOING CONCERN**

Accounting standards state that substantial doubt about an entity's ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicates that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued (or are available to be issued).

The Company's historical operating results, negative cash flows from operations, net capital deficiencies and the required additional cash contributions from shareholders indicate there is substantial doubt about the entity's ability to continue as a going concern within one year after the financial statements are issued. In addition, the Company is unsure of any actions, if any, to be taken from regulatory agencies with regard to no satisfying the net capital requirements under SEC Rule 15c3-1.

Management of the Company believes these conditions are significant and intends to mitigate these matters by reducing operating expenses, overhead and infusing additional capital, but has not formalized specific actions. Management of the Company believes that the actions discussed are probable of occurring and mitigating the substantial doubt raised by the reported historical operating results for the 12 months from the issuance of the financial statements. However, management of the Company cannot predict, with certainty, the outcome of these actions. See also #7, "Subsequent Events"

## 3- INCOME TAXES

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an S Corporation. The stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. Certain specific deductions and credits flow through the Company to its stockholders. Accordingly, the current year's income tax provision consists solely of state and local income taxes.

## 4- LEASE COMMITMENTS

The Company leases its office facilities under an agreement, which provides for fixed monthly rentals. Effective April 1, 2016 the Corporation signed a new lease to commence on March 1, 2016 and to end of March 31, 2021. Included in operations for 2018 is rent expense of approximately $21,600.

Future minimum rental payments under non-cancelable operating lease are approximately as follows.

| | |
|---|---|
| 2019 | $21,600 |
| 2020 | 21,600 |
| 2021 | 6,000 |
| | $49,200 |

## 5- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under the securities Exchange Act of 1934, in that Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

## 6- NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital deficiency of $17,210 which was a deficiency of $22,210 over its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of (49.74%) as of December 31, 2018

## 7 - SUBSEQUENT EVENTS

On 1/3/19 the principal contributed additional capital of $15,500 through cash investment. Management has evaluated all activity through March 24, 2019, the issue date of the financial statements and concluded that no other material subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

***SUPPLEMENTARY INFORMATION***
***PURSUANT TO RULE 17A-5 OF THE***
***SECURITIES EXCHANGE ACT OF 1934***

***AS OF DECEMBER 31, 2018***

## HUNTER, KEITH, MARSHALL & CO., INCORPORATED — SCHEDULE 1

***COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1***
***OF THE SECURITIES AND EXCHANGES***
***DECEMBER 31, 2018***

| | |
|---|---|
| Net Capital | |
| Stockholders' equity | $ (8,535) |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Furniture, fixtures and equipment, net | 388 |
| Accounts receivable | 337 |
| Other assets | 7,950 |
| | 8,675 |
| Net capital before haircuts on security positions | (17,210) |
| Haircut on exempt securities | - |
| ***NET CAPITAL*** | $ (17,210) |
| ***AGGREGATE INDEBTNESS*** | $ 8,560 |
| ***MINIMUM NET CAPITAL REQUIRED*** | $ 5,000 |
| ***EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS*** | $ (22,210) |
| ***PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL*** | -49.74% |

***Statement Pursuant to Paragraph (d) (4) of Rule 17a-5***

There were no material differences with respect to the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17a-5 as of December 31, 2018.

*See independent auditor's report*

GR REID
ASSOCIATES, LLP
. . . responsive, reliable, resourceful, financial advisement

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTING FIRM

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Hunter Keith Marshall & Co., Incorporated

We have reviewed management's statements, included in the accompanying exemption report in which (1) Hunter Keith Marshall & Co., Incorporated identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hunter Keith Marshall & Co., Incorporated claimed an exemption from 17 C.F.R. Section §240.15c3-3:([15c3-3(k)(2)(ii)]) (the "exemption provisions") and (2) Hunter Keith Marshall & Co., Incorporated stated that Hunter Keith Marshall & Co., Incorporated met the identified exemption provisions throughout the most recent fiscal year without exception. Hunter Keith Marshall & Co., Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hunter Keith Marshall & Co., Incorporated's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

G.R. Reid Associates, LLP

**Woodbury, NY**
**March 24, 2019**

Hunter, Keith, Marshall & Co.
Incorporated
1430 Broadway, Suite 1402
New York, NY 10018

HENRY C. MARSHALL JR
Principal

PHONE: 212-736-6140
FAX: 212-629-4391

**Annual Audit Exemption Report**

Hunter, Keith, Marshall & Co., Incorporated claims that it was exempt from SEC Rule 15c3-3 throughout the entire fiscal year ended December 31, 2018.

Henry C. Marshall Jr., Principal, on behalf of Hunter, Keith Marshall & Co., Incorporated, makes the following statements to the best of his knowledge and belief:

1. Hunter, Keith, Marshall & Co., Incorporated operates pursuant to SEC Rule 15c3-3(k)(2)(i);
2. Hunter, Keith, Marshall & Co., Incorporated met the identified exemption provisions under SEC Rule 15c3-3(k) through the fiscal year 2018 without exception.

By: Henry C Marshall Jr.
Henry C. Marshall Jr.

Title: Principal